Limoneira Company
_________________

1141 Cummings Road
Santa Paula, California 93060
(805) 525-5541

August 22, 2011

Via Edgar Correspondence

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  John Reynolds

Re:	Acceleration Request Limoneira Company Registration Statement on Form S-3, as amended (File No. 333-175929) Originally filed August 1, 2011

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that it may become effective by 5:00 p.m. Eastern Daylight Time on August 24, 2011 or as soon as practicable thereafter.

In connection with the request by Limoneira Company  (the “Company”) for acceleration of effectiveness, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 22, 2011

Please contact Stephen C. Mahon or Toby D. Merchant, both of Squire, Sanders & Dempsey (US) LLP, counsel to the Company, at (513) 361-1230 and (513) 361-1229, respectively, with any questions you may have concerning this request. In addition, the Company respectfully requests that the Commission notify Mr. Mahon or Mr. Merchant upon acceleration of effectiveness of the Registration Statement.

Very truly yours, LIMONEIRA COMPANY

By:	/s/ Harold S. Edwards
Harold S. Edwards
President and Chief Executive Officer

cc:	Stephen C. Mahon, Esq. Toby D. Merchant, Esq.